Filed Pursuant To Rule 433
Registration No. 333-254134

January 10, 2024

WisdomTree Bitcoin Fund (BTCW) Makes History in First Wave of Bitcoin ETFs with Anticipated Launch Tomorrow, January 11

WisdomTree unlocks Bitcoin exposure within the ETF wrapper in the U.S., in line with the firm’s leadership in “Responsible DeFi”

NEW YORK, January 10, 2024 (BUSINESS WIRE) – WisdomTree, Inc. (NYSE: WT), a global financial innovator, today announced that the WisdomTree Bitcoin Fund (BTCW) was declared effective by the U.S. Securities and Exchange Commission (SEC). The historic leading wave of spot Bitcoin ETFs marks the first time U.S. investors have access to exposure to the price of spot bitcoin within the ETF wrapper.

“Core to our heritage of innovation, WisdomTree is passionate about exploring new avenues for potential value creation for investors – our role in disrupting financial services with the ETF wrapper speaks exactly to that. Now, after years of experience meeting investors’ demand for a Bitcoin ETP in Europe, we could not be more thrilled to be at the helm of the movement to accelerate access to digital assets in the United States after years of engagement with U.S. regulators,” said Jonathan Steinberg, WisdomTree Founder and CEO. “While potential investors must carefully consider if the risk profile of a digital asset such as bitcoin has a place in their portfolio, we see this effectiveness as a major step in the industry evolution that we’re leading – where the blockchain is redefining the way we see finance today.”

The WisdomTree Bitcoin Fund (BTCW) will be listed on the Cboe BZX Exchange with an expense ratio of 0.30%, although for a six-month period commencing January 11, 2024, the entire 0.30% will be waived (which represents the sponsor’s fee) for the first $1.0 billion of the Fund’s assets. The WisdomTree Bitcoin Fund’s investment objective is to gain exposure to the price of bitcoin, less expenses and liabilities of the Fund’s operations.

WisdomTree currently offers eight crypto ETPs in Europe, and concurrent with seeking to launch BTCW, has launched 13 blockchain-enabled Digital Funds in the U.S., which offer exposure to mainstream traditional asset classes with secondary recordkeeping on a blockchain.

“BTCW being declared effective by the SEC offers the nascent opportunity for investors to access bitcoin through an ETF, one of the most impactful financial innovations of our time. For investors that are willing and have the financial condition to accept more risk, but only seek to engage with this digital asset through regulated and traditional channels, this is a long-awaited opportunity in the U.S. finally coming to fruition,” said Jeremy Schwartz, WisdomTree Global Chief Investment Officer. “It cannot be denied that financial services are undergoing a major transformation; how fast we get there depends on key moments like today. WisdomTree is proud to be a part of this historic moment.”

Engagement with regulators is at the center of WisdomTree’s “responsible DeFi” ethos, which prioritizes innovation and exploration within the digital assets ecosystem while upholding the foundational principles of transparency, integrity and protection of customer assets. The WisdomTree Bitcoin Fund is not endorsed, indemnified or guaranteed by any regulatory agency.

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.

This material must be preceded or accompanied by a prospectus. You should read the prospectus before investing. Bitcoin and, accordingly, the WisdomTree Bitcoin Fund which holds bitcoin, are highly speculative and involve a high degree of risk, including the potential for loss of the entire investment. An investment in the WisdomTree Bitcoin Fund involves significant risks (including the potential for quick, large losses) and may not be suitable for all shareholders. You should carefully consider whether your financial condition permits you to invest in the WisdomTree Bitcoin Fund and you should be willing to accept more risk than may be involved with other exchange traded products or ETFs that do not hold bitcoin.

Extreme volatility of trading prices that many digital assets, including bitcoin, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. The value of the Shares is dependent on the acceptance of digital assets, such as bitcoin, which represent a new and rapidly evolving industry. Digital assets such as bitcoin were only introduced within the past two decades, and the medium-to-long term value of the Shares is subject to a number of factors relating to the capabilities and development of blockchain technologies and to the fundamental investment characteristics of digital assets. Regulatory changes or actions may affect the value of the Shares or restrict the use of Bitcoin, mining activity or the operation of the Bitcoin Network or the Digital Asset Markets in a manner that adversely affects the value of the Shares. Digital Asset Markets may experience fraud, business failures, security failures or operational problems, which may adversely affect the value of Bitcoin and, consequently, the value of the Shares.

The WisdomTree Bitcoin Fund is not a fund registered under the Investment Company Act of 1940, as amended (“1940 Act”), and is not subject to regulation under the 1940 Act, unlike most exchange traded products or ETFs. The WisdomTree Bitcoin Fund is also not a commodity pool for purposes of the Commodity Exchange Act of 1936, as amended, and the sponsor is not subject to regulations by the Commodity Futures Trading Commission as a commodity pool operator or commodity trading advisor. The WisdomTree Bitcoin Fund’s shares are neither interests in nor obligations of the sponsor or the trustee or any of their affiliates.

About WisdomTree

WisdomTree is a global financial innovator, offering a well-diversified suite of exchange-traded products (ETPs), models, solutions and products leveraging blockchain-enabled technology. We empower investors and consumers to shape their future and support financial professionals to better serve their clients and grow their businesses. WisdomTree is leveraging the latest financial infrastructure to create products that provide access, transparency and an enhanced user experience.

As of January 10, 2024, WisdomTree currently has approximately $99.5 billion in assets under management globally.

For more information about WisdomTree, visit: https://www.wisdomtree.com.

Please visit us on X, formerly known as Twitter, at @WisdomTreeNews.

WisdomTree® is the marketing name for WisdomTree, Inc. and its subsidiaries worldwide.

Important Information

Carefully consider the investment objectives, risks, charges, and expenses of the Funds before investing. To obtain a prospectus containing this and other important information, please visit https://www.wisdomtree.com/investments. Read the prospectus carefully before investing.

Foreside Fund Services, LLC, serves as the marketing agent for the WisdomTree Bitcoin Fund (BTCW). WisdomTree Digital Funds are distributed by Foreside Fund Services, LLC. Foreside Fund Services, LLC, is not affiliated with WisdomTree.

Each WisdomTree Digital Fund (each, a “Digital Fund”) invests in fixed income securities, equity securities or other assets as further described in each Digital Fund’s prospectus. Reference to “blockchain-enabled” is meant to reflect the fact that each Digital Fund uses blockchain technology. The Digital Funds will not invest in any digital assets, such as bitcoin.

Media Relations
WisdomTree, Inc.
Jessica Zaloom

+1.917.267.3735

jzaloom@wisdomtree.com / wisdomtree@fullyvested.com

Investor Relations
WisdomTree, Inc.
Jeremy Campbell

+1.646.522.2602

Jeremy.campbell@wisdomtree.com

Category: Business Update